UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

ALSTOM

SEC File No.: 1-14836

CUSIP Number: 021244108

(Check one):	☐	Form 10-K	☑	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended 31 March 2003

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: N.A.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

ALSTOM

Full Name of Registrant

N.A.

Former Name if Applicable:

25, avenue Kléber

Address of Principal Executive Office (Street and Number):

75116 Paris, France

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On 6 August 2003 the registrant announced that it had finalized the negotiation of a comprehensive financing package with its key lenders and the French State. On 17 September 2003, the European Commission announced that it was opening a formal investigation procedure with respect to the French State’s role in the financing package, and threatened to suspend the implementation of certain measures by the French State regarded as “irreversible” until it had reached a final decision regarding the State-aid character of the financing package.

As a result of this announcement, the registrant entered into new discussions with its banks, the French State and the European Commission towards revising the financing package in line with European Commission requirements. On 22 September 2003, a revised agreement was announced. This revised package contemplates, among other things, a €300 million capital increase, a €900 million offering of bonds reimbursable with shares of the registrant, a €300 million offering of subordinated bonds reserved for the French State and reimbursable with shares of the registrant upon European Commission approval of the package, and other medium and long term loans. The registrant is currently in the process of negotiating certain of the agreements to implement the financing package with its lenders and the French State.

The registrant has also signed, on 25 September 2003, a binding agreement to dispose of its Transmission and Distribution (T&D) Sector.

Due to the foregoing events and their significant impact on the registrant’s operations and business structure, delays in collecting and incorporating required information have occurred. As a result, the registrant is unable to file, on the prescribed filing date, its Annual Report on Form 20-F for the fiscal year ended 31 March 2003 without unreasonable effort or expense.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Andrew P. Hibbert, Esq.	+ 33	1 47 55 22 77
	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes	☑	No	☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Significant changes in the registrant’s results of operations for the fiscal year ended 31 March 2003 exist as compared to its results of operations for the fiscal year ended 31 March 2002. As reflected in the registrant’s French GAAP consolidated financial statements for the fiscal year ended 31 March 2003, as furnished to the Securities and Exchange Commission (“SEC”) under Form 6-K on 16 May 2003:

-	sales were €21,351 in fiscal year 2003, as compared with €23,453 million in fiscal year 2002;

-	operating loss was €434 million in fiscal year 2003, as compared with operating income of €941 million in fiscal year 2002; and

-	net loss was €1,381 in fiscal year 2003, as compared with net loss of €139 in fiscal year 2002.

The consolidated financial statements prepared in accordance with French GAAP to be included in the registrant’s Annual Report on Form 20-F will differ from the consolidated financial statements furnished to the SEC on 16 May 2003. These differences will relate to the accounting for the effects of €167 million of increased provisions, accrued contract costs and other payables recorded for estimated costs to complete contracts in our Transport Sector, which were discovered after the 2003 consolidated financial accounts had been furnished to the SEC but prior to the completion of the audit of the registrant’s accounts under US GAAP. The adjustments to the registrant’s previously published accounts will have the following impact on the consolidated financial statements to be included in the registrant’s Annual Report on Form 20-F:

-	the registrant’s operating loss for fiscal year 2003 will increase by €167 million to €601 million; and

-	the registrant’s net loss will increase by €107 million to €1,488.

ALSTOM S.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	1 October 2003	By	/s/ Andrew P. Hibbert

Andrew P. Hibbert General Counsel